December 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Parhaum J. Hamidi

Re:	Domino’s Pizza, Inc.

Form 10-K for Fiscal Year Ended January 1, 2017

Filed February 28, 2017

File No. 001-32242

Ladies and Gentlemen:

Domino’s Pizza, Inc. (the “Company”) respectfully submits this letter in response to the comment contained in the letter to the Company dated December 15, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K filed with the Commission on February 28, 2017 (the “Form 10-K”). For the convenience of the Staff, we have reproduced the comment in bold, followed by the Company’s response. References to page numbers are to the page numbers in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 1, 2017

Fiscal 2016 Highlights, page 24

1.	You mention that your emphasis on technology innovation helped you generate more than half of U.S. sales from digital channels in 2016, as well as reach an estimated $5.6 billion in global digital sales. Please provide additional detail to put this information in context by providing information regarding overall domestic and global sales. Further, please elaborate upon the digital channels in which your sales are made, making material distinctions between how those channels impact your business, as appropriate.

Securities and Exchange Commission	- 2 -	December 28, 2017

Response to Comment 1:

The Company supplementally advises the Staff that it believes that technology innovations have helped to generate global retail sales for the Domino’s Pizza system by providing efficient and convenient ordering methods for its customers. As our technology platforms continue to expand and resonate with customers, we have seen increases in global retail sales through these technology platforms at Domino’s Pizza restaurants around the globe. Retail sales from franchise stores are reported to the Company by its franchisees and are not included in Company revenues. Retail sales are generally reported and related royalties paid to the Company based on a percentage of retail sales, as specified in the related standard franchise agreement (generally 5.5% of domestic franchise retail sales and, on average, 3.0% of international franchise retail sales). Retail sales from franchise stores generated through the Company’s technology platforms also result in digital transaction revenues to the Company.

In Fiscal 2016, global retail sales (which are total retail sales at Company-owned and franchise stores worldwide) totaled nearly $10.9 billion. The following table breaks down the Company’s Fiscal 2016 global retail sales between domestic and international as well as between digital and non-digital. Digital retail sales include retail sales from our online ordering website through both mobile (e.g. iPhone or Android app) and non-mobile (e.g. desktop computer) ordering channels. Non-digital retail sales include all other retail sales such as walk-ins and telephone call orders.

$ in billions, columns may not foot due to rounding	Retail Sales		Digital Retail Sales		Non-Digital Retail Sales
Domestic	$5.3	49%	$3.0	54%	$2.3	44%
International	5.5	51%	2.6	46%	2.9	56%

Total	$10.9	100%	$5.6	100%	$5.2	100%

	100%		52%		48%

As reflected in the above table, approximately 52% of global retail sales were from digital channels. The majority of digital orders are placed through our online ordering website or smartphone applications. The Company supplementally advises the Staff that there is no distinction among the various digital channels in terms of royalty and digital transaction revenues. Specifically, the Company earns the same amount of royalty and digital transaction revenues regardless of the digital channel utilized by the customer.

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Securities and Exchange Commission	- 3 -	December 28, 2017

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (734) 930-3205.

Sincerely,

/s/ Jeffrey D. Lawrence

Jeffrey D. Lawrence

Chief Financial Officer

cc:	Kevin S. Morris, Executive Vice President, General Counsel
Craig E. Marcus, Ropes & Gray LLP
Eric A. Schwartz, PricewaterhouseCoopers LLP